

Mail Stop 7010

May 14, 2009

Via U.S. Mail and Facsimile

J. Larry Sorsby, Executive Vice President and Chief Financial Officer
Hovnanian Enterprises, Inc.
110 West Front Street
P.O. Box 500
Red Bank, New Jersey 07701

> **Re:**   **K. Hovnanian Enterprises, Inc.**
> **Hovnanian Enterprises, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed May 13, 2009**
> **File No. 333-158356**

Dear Mr. Sorsby:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   We note your response to comment 19 in our letter dated April 28, 2009. As
          previously requested, please delete the assumptions in the fourth paragraph. We
          would not object if counsel states that with regard to these matters of state law,
          counsel has relied, with the company's permission, on the opinion of Peter S.
          Reinhart, Senior Vice-President and General Counsel of the company, filed as
          Exhibit 5.2 to the Registration Statement. The General Counsel legal opinion
          should also be revised to address the state law matters referred to in Simpson
          Thacher's legal opinion.

                              *   *   *   *

          As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

          We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

          Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

   ·   should the Commission or the staff, acting pursuant to delegated authority,
          declare the filing effective, it does not foreclose the Commission from taking any
          action with respect to the filing;

   ·   the action of the Commission or the staff, acting pursuant to delegated authority,
          in declaring the filing effective, does not relieve the company from its full
          responsibility for the adequacy and accuracy of the disclosure in the filing; and

   ·   the company may not assert the declaration of effectiveness as a defense in any
          proceeding initiated by the Commission or any person under the federal securities
          laws of the United States.

          In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection

with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions, please call Chambre Malone, Staff Attorney at (202) 551-3262 or Brigitte Lippmann, Senior Staff Attorney at (202) 551-3713, or in their absence, myself at (202) 551-3760.

Sincerely,

Pamela Long
Assistant Director

cc: Vincent Pagano, Jr., Esquire (via facsimile (212) 455-2502)
        Simpson Thacher & Bartlett LLP
        425 Lexington Avenue
        New York, NY 10017-3954